RAYMOND JAMES

August 16, 2012

Ms. Suzanne Hayes
Assistant Director
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Raymond James Financial, Inc.
Form 10-K for Fiscal Year Ended September 30, 2011
Filed November 23, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2012
Filed May 9, 2012
Form 8-K Filed April 3, 2012 and April 26, 2012
File No. 001-09109

Dear Ms. Hayes:

This letter is in response to your comment letter dated July 19, 2012. Comments in your letter are restated herein in bold, followed by our response.

Form 10-K for the Fiscal Year Ended September 30, 2011
Item 1A. Risk Factors
Our business and financial condition could be adversely affected by new regulations…page 24

1.
We note your response to prior comment two. To the extent you include a similar risk factor in your Form 10-K for the fiscal year ended September 30, 2012, confirm you will include information similar to the discussion included in your March 31, 2011 Form 10-Q.

We confirm that to the extent we include a similar risk factor in our Form 10-K for the fiscal year ended September 30, 2012, we will include similar information to that reflected below, which was included in the regulatory section of Item 2 presented in both our March 31, 2012 Form 10-Q and our June 30, 2012 Form 10-Q.

We currently invest in selected private equity and merchant banking investments (see the Proprietary Capital section of our MD&A).  As a bank holding company, the magnitude of such investments will be subject to certain limitations.  At our current investment levels, we do not anticipate having to make any otherwise unplanned divestitures of these investments in order to comply with regulatory limits; however, the amount of future investments may be limited in order to maintain compliance within regulatory specified levels.

As a result of our conversion, we are now subject to additional regulatory reporting requirements which add to our administrative burden and costs.  The maintenance of certain risk-based regulatory capital levels could impact various capital allocation decisions impacting one or more of our businesses.  However, currently, due to our strong capital position, we do not anticipate these capital requirements will have any negative impact on our business activities.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 52

2.
Please refer to prior comment four. We note your response that changes in assets segregated pursuant to regulations and other segregated assets as well as the increase in brokerage client payables were due to August and September 2011 market volatility. We also note the $90 million increase in operating cash during the six month period ended March 31, 2012 in your Form 10-Q on page 78 that was due to the decrease in segregated asset requirements. These variances between cash flows provided in the comparable prior periods appear to be an unusual trend that may change over time. Please revise your future filings to discuss the trends expected, if known, and impact to your liquidity, if any, when the levels of market volatility return to more normalized levels.

Changes in the equity markets are difficult to forecast. Equity market conditions impact our Private Client Group business. Thus, our cash, brokerage client payables and related segregated assets balances are in turn difficult to forecast making trends difficult to predict. However, in future filings commencing with our September 30, 2012 Form 10-K, we will discuss the impact of those factors on our liquidity and capital resources.

Assuming the circumstances at such time warrant, we propose to add a discussion within the Liquidity and Capital Resources section of future filings similar to the following: “In periods of market volatility or uncertainty, such as those we have been experiencing in recent years, clients tend to maintain proportionately larger uninvested cash balances in their accounts, and lower margin borrowing; as a result, the segregated cash balances we are required to maintain increases.  As market conditions improve, it is anticipated that clients will deploy their uninvested cash in other investment and as a result, the amount of segregated cash we are required to hold would decline. However, as market conditions improve we would also anticipate that clients would increase their margin borrowings, a partially offsetting use of our cash. Additionally, increases in RJ Bank's investment in loans (net) creates additional capacity at RJ Bank under our Raymond James Bank Deposit Program, resulting in a reduction of the uninvested cash balances of our clients held in our broker-dealer subsidiaries, and a reduction in the required segregated cash balances.”

Sources of Liquidity, page 52

3.
Please refer to prior comment seven. We note your additional proposed disclosure regarding the impact of a credit ratings downgrade prior to a debt offering as well as an event of default caused by a ratings downgrade. Please revise your disclosure in future filings to provide the following information:

•	Revise your disclosure in Note 15 to the Consolidated Financial Statements to provide the information required by ASC 815-10-50-4H.

In our September 30, 2012 10-K, to the extent it is applicable to the derivative positions we hold on that date and the amount is material, we propose to include the following disclosure in our Derivatives footnote: “Certain of our derivative instruments contain provisions that require our debt to maintain an investment grade rating from one or more of the major credit rating agencies. If our debt were to fall below investment grade, it would be in breach of these provisions, and the counterparties to the derivative instruments could request immediate payment or demand immediate and ongoing overnight collateralization on our derivative instruments in liability positions. The aggregate fair value of all derivative instruments with such credit-risk-related contingent features that are in a liability position at September 30, 2012 is $xx, for which we have posted collateral of $yy in the normal course of business. If the credit-risk-related contingent features underlying these agreements were triggered on September 30, 2012, we would have been required to post an additional $zz of collateral to our counterparties.”

As of September 30, 2011, we had posted collateral equal to the fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position; we had no exposure for potential additional collateral to disclose on that date.

Further, to the extent it is applicable to the derivative positions we hold as of September 30, 2012, we propose to include the following statement in our Management's Discussion and Analysis - Liquidity and Capital Resources section of our 2012 Form 10-K: “At September 30, 2012, the amount of additional collateral that could be called by counterparties under the terms of certain of our derivative agreements in the event of a one-notch downgrade of our long-term credit ratings was $xx million, and in the event of a two-notch downgrade of our long-term credit ratings was $yy million.”

•
Revise your disclosure on page 53 to discuss the impact of a ratings downgrade on your business at a time other than prior to a debt offering or that would not be considered an event of default but would still have a material impact on your business, such as the requirement to post additional collateral, etc.

In our June 30, 2012 Form 10-Q, we added the following to the Management's Discussion and Analysis - Liquidity and Capital Resources discussion (refer to page 98): “A credit downgrade could also result in the termination of certain derivative contracts and require us to settle such contracts with cash.” We affirm that we will continue to provide this, or similar disclosure as circumstances warrant, in future filings.

Credit Risk, page 68

4.
Please refer to prior comment ten. We understand that you evaluate loan losses related to SNC loans in accordance with your policies described in Note 1 on page 91. Your disclosure on page 70 indicates that the OCC has consistently required additional provisions over and above your estimated inherent losses determined under these policies as a result of their exams. For example, in 2011, the OCC required an additional $2 million in provisions compared to your total commercial loan provisions of $14 million during the same period. In 2010, the OCC required an additional $8 million in provisions compared to your total commercial loan provisions of $45 million during the same period. Given that SNCs account for 90% of your corporate loan portfolio, please tell us and revise your future filings to disclose the following:

•
Explain how you evaluate the results of the annual SNC exam in determining whether to make any changes to your internal loan classification policies. For example, to the extent that the OCC has consistently classified SNCs more adversely than your internal loan classifications, explain how you determine whether your internal loan classification policy is appropriately capturing the risk inherent in such loans.

RJ Bank continually evaluates and updates individual internal loan classifications using several factors such as estimates of borrower default probabilities and collateral values; trends in delinquencies; volume and terms; changes in geographic distribution, updated loan-to-value (“LTV”) ratios, lending policies, local, regional, and national economic conditions; concentrations of credit risk; past loss history, and annual SNC exams. In addition, an independent corporate loan review firm is engaged to evaluate individual loan ratings and ratings are also reviewed by our regulator outside of the annual SNC exam process. The totality of inputs from all sources is considered in the determination of individual loan classifications and to insure RJ Bank is capturing the credit risk in the loan portfolio. As required by the OCC, RJ Bank changes the classification of all individual credits when more adverse ratings result from the SNC exam. However, not all classification differences with the SNC exam are more adverse and RJ Bank does not always upgrade a credit due to the SNC exam rating being more favorable than RJ Bank's own rating of the credit. The differences in the ratings between the SNC exam and our internal loan classifications generally are minimal given the size of the SNC loan portfolio and the large amount of judgment involved with rating any large syndicated credit. RJ Bank then applies these SNC ratings changes into its credit risk assessment process, which may result in additional provision for loan losses in the period the SNC exam is received.

As an example, the 2012 SNC results have recently been provided to RJ Bank. RJ Bank received a SNC credit rating on 279 of its 281 SNC borrowers which resulted in five downgrades to the special mention rating category and two downgrades from special mention to the substandard classification; all of which were performing loans. These downgrades were made and the impact included in the June quarter results. Two loans were not rated as criticized by the SNC exam while RJ Bank had rated these credits as criticized. RJ Bank upgraded one of these loans.

•
Given that your allowance methodology appears to be heavily dependent on the grading/ classification of loans within your portfolio, please explain whether you make any qualitative adjustments to your allowance model to incorporate the observed trend in adverse classification changes that have resulted from annual SNC exams.

RJ Bank management believes it has a thorough understanding of what constitutes a criticized loan in the regulators' view and incorporates into its ratings process any observed regulatory trends in the annual SNC process. However, there will inherently be differences of opinion on individual credits in the annual SNC exam. Due to the limited number of ratings differences, the lengthy period between annual SNC exams, the lack of a consistent pattern of credit characteristics leading to the ratings differences and no definitive ratings criteria provided by the regulators, the SNC exam results are not representative of any shortcomings in our internal loan classification policy. RJ Bank conforms to what it believes will be the regulators' view of individual credits in its ongoing credit evaluation process.

•
Clarify the extent to which your allowance methodology for SNCs, including your policies for assigning loan classifications, has changed during the periods presented to address the additional provisions required by the OCC.

RJ Bank applies a consistent allowance methodology with respect to rating all corporate credits including SNC eligible credits. As RJ Bank has gained experience in participating in SNC loans, it has become more cognizant of credit characteristics that may be viewed adversely by the regulators and incorporates these views into its ongoing internal credits ratings process.

In future filings commencing with our September 30, 2012 Form 10-K, to enhance clarity, we will expand our disclosures to include the information discussed above regarding how RJ Bank incorporates annual SNC exam results into its methodology for the calculation of the allowance for loan losses.

Risk Monitoring Process

Residential mortgage and consumer loans, page 72

5.
Please refer to prior comment 13. We note your confirmation that of the factors RJ Bank uses in monitoring credit risk within the residential mortgage loan portfolio, most are used in the qualitative assessment of your allowance for loan losses. As previously requested, please provide us with your proposed disclosure revision to future filings that clarifies this fact and explains how your consideration of these factors impacted your historical loss rates. Please ensure your proposed revisions contain enough detail for a reader to understand both how you incorporate these factors into your historical loss rates and the impact that consideration of and changes in these factors from period to period has on your loss rates.

RJ Bank uses several qualitative factors in monitoring credit risk within the residential mortgage loan portfolio. These qualitative measures include loan performance trends, loan product parameters and qualification requirements, borrower credit scores at origination, occupancy, level of documentation, loan purpose, average loan size, policy exceptions, and geographic concentrations which are analyzed each quarter in order to identify trends related to credit quality. These measures, while considered and reviewed in establishing our allowance for loan losses within the residential mortgage loan portfolio, have not resulted in quantitative adjustments to RJ Bank's historical loss rates. RJ Bank believes that the most definitive approach for establishing a reserve within this portfolio is based on quantitative measures. These quantitative measures used in deriving historical loss rates, as described in our March 31, 2012 Form 10-Q, include updated LTV ratios using estimated home price declines by market for each loan since origination and estimated expected home price declines for the performing loan portfolio.

In future filings commencing with our September 30, 2012 Form 10-K, RJ Bank will enhance its disclosures by including the information, as discussed above, regarding how RJ Bank uses its various qualitative measures in monitoring its credit risk within the residential mortgage loan portfolio.

Item 8. Financial Statements and Supplementary Information

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Receivables

Brokerage Client Receivables, loans to financial advisors and allowance for doubtful accounts, page 87

6.
We note your response to prior comment 18 in which you state you believe related party balances to be immaterial compared to total assets. We also note that you separately disclose receivables with lower balances than these on the balance sheet. For example, you provide separate disclosures for Stock borrowed and Brokers-dealers and clearing organizations, both of which have balances that are also immaterial to the total balance sheet. Therefore, please revise your financial statements to separately present the amounts of related party transactions on the face of the balance sheet, as previously requested or provide a more fulsome analysis as to why you believe this disclosure is not necessary.

In our assessment of materiality, we consider both qualitative and quantitative factors. Quantitatively, we concluded the $231.5 million outstanding balance of loans receivable from financial advisors as of September 30, 2011 is not quantitatively material as it represents 2.5% of total outstanding receivables, and 1.3% of our total assets, as of such date. As noted in the comment above, we disclose on the face of the Consolidated Statements of Financial Condition other components of the total receivable balance that have smaller balances than the loans receivable from financial advisors at September 30, 2011. Given the qualitative significance of our broker-dealer subsidiaries to Raymond James Financial, Inc. (“RJF”) as a whole, we determined that presentation of RJF's Consolidated Financial Statements in a format that is generally consistent with the financial statement presentation requirements applicable to broker-dealers (ie. ASC 940, with further reference to the AICPA Audit and Accounting Guide applicable to Brokers and Dealers in Securities) is the most meaningful presentation of RJF's consolidated financial position to users of RJF's financial statements. Therefore, certain component balances included within receivables, while not quantitatively material, are separately presented in RJF's Consolidated Statements of Financial Condition given the disclosure guidance applicable to brokers and dealers in securities. Both the stock borrowed receivable and the receivables from brokers-dealers and clearing organizations represent typical disclosure items of brokers and dealers in securities.

In assessing the presentation of the loans receivable from financial advisors, we have also considered the guidance in Item 210.5-02 3 (a) of Regulation S-X. In our analysis of these requirements, we concluded that since these receivables from employees arise in the ordinary course of our broker-dealer business, and represent less than 10% of the aggregate amount of the receivables balance on the measurement date, there is no requirement to set forth such information separately on the face of the Consolidated Statement of Financial Condition.

We will continue to assess the materiality of the loans receivable from financial advisors to total RJF receivables and in any periods such balance is either quantitatively material, or that we consider the balance to be qualitatively material, or that it triggers the threshold in Item 210.5-02 of Regulation S-X, we will present such amounts separately on the face of the Consolidated Statement of Financial Condition in such period.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 17

7.
We note your response to prior comment 22 and note that a number of the objectives and goals related to financial results. Therefore, our comment is reissued with respect to these goals. For example, Mr. Zank's objectives included increasing Private Client Group margins. Was there a quantified goal or was any increase from the prior year sufficient? Was the amount of the bonus dependent on the size of the increase?

The goals described were not quantified, but rather were qualitatively considered, with no particular weight given to any particular goal, in determining the size of the discretionary component of the annual bonus.  As mentioned on page 23 of the proxy statement, that component can be up to 50% of the amount generated by the Named Executive Officer's bonus formula.

Form 8-K filed April 3, 2012

8.
We note your response to prior comment 25. However, as the agreement is a credit agreement, as opposed to a plan of acquisition, reorganization, liquidation or succession, you are required to file the exhibits and schedules. If the exhibits and schedules contain information that could be competitively harmful if disclosed, the competitively harmful information may be redacted pursuant to a request for confidential treatment.

On August 15, 2012, we filed Amendment No. 1 on Form 8-K/A to RJF's Current Report on Form 8-K dated April 2, 2012, which was originally filed on April 3, 2012, to file the exhibits and schedules to the credit agreement.

Form 8-K filed April 26, 2012

Exhibit 99.1

9.
Please revise future filings to include a quantitative reconciliation of your non-GAAP net income and earnings per share measure. We note your presentation of these items on page 2 of Exhibit 99.1; however it is not clear how much of the adjustment relates to the interest costs excluded, merger expenses or income tax expense. It is also unclear if the 11,075,000 shares relate to the actual number of shares or the weighted average shares used for the earnings per share calculation. Refer to rule 100(a)(2) of Regulation G.

Please reference the quantitative reconciliation presented in the “Reconciliation of the GAAP results to the non-GAAP measures” portion of exhibit 99.1 to our Form 8-K filed July 25, 2012. This reconciliation provides the components of the adjustments related to interest costs, acquisition expenses, and their related income tax effects. The reconciliation also provides an explanation for the share adjustment that impacted the basic and diluted earnings per share computation.

To the extent that we present non-GAAP net income and earnings per share measures in future Form 8-K's, we will include similar quantitative reconciliations to that referenced above.

10.
We note your discussion of ROE on a non-GAAP basis in your earnings call on April 26, 2012. This measure appears to exclude what you refer to as “costs that we'll call operating”. We also note your discussion of “core operating earnings”, which also appears to be a non-GAAP measure. In the future, to the extent non-GAAP measures are publically disclosed, please provide the information required by Rule 100 of Regulation G at the same time as your public discussion of the measure. Refer to the Notes to Rule 100 of Regulation G.

In future earnings calls, we will only discuss the material non-GAAP measures previously reconciled to the GAAP measure and presented within our quarterly earnings release (which is included in a Form 8-K filing) or where such reconciliation is otherwise available to the public at the time of the discussion through our web site.  Please note that we expanded our third quarter earnings press release dated July 25, 2012 to include the information required by Rule 100 of Regulation G and will provide equivalent disclosure in any instance that we publicly disclose a material non-GAAP measure.

Form 10-Q for Quarterly Period Ended March 31, 2012

Item 1. Financial Statements

Condensed Consolidated Statements of Income and Comprehensive Income, page 4

11.
Your disclosure on page 51 states that you became a bank holding company effective February 1, 2012. As such, you are subject to Article 9 of Regulation S-X; however your income statement presentation doesn't appear to comply with Rule 9-04. For example, you present your Bank loan loss provision within non-interest expenses and you do not show a measure of net interest income, either before or after your provision for loan losses. Please revise your income statement presentation to comply with Rule 9-04 of Regulation S-X.

We confirm that effective February 1, 2012, RJF became a bank holding company and accordingly is now subject to Article 9 of Regulation S-X. We note that rule 9.04 reads in part: “the purpose of this rule is to indicate the various items which, if applicable, should appear on the face of the income statement or in the notes thereto.” Please reference Note 15 (page 42) of our March 31, 2012 Form 10-Q, which contains the presentation of interest income, interest expense, net interest income, the provision for loan losses, and a net interest income after provision for loan losses total which we believe results in our compliance with the above referenced rule.

As more fully described on page 2 of our September 30, 2011 Form 10-K, RJF has three principal subsidiaries that are broker-dealers. While certainly significant and material, RJF's banking subsidiary is not the most significant of its subsidiaries and commercial banking activities are not RJF's principal line of business. Given the significance of our broker-dealer subsidiaries to RJF as a whole, we determined that presentation of RJF's Consolidated Financial Statements in a format that is generally consistent with the financial statement presentation requirements applicable to broker-dealers (ie. ASC 940, with further reference to the AICPA Audit and Accounting Guide applicable to Brokers and Dealers in Securities) is the most meaningful presentation of RJF's consolidated financial position to users of RJF's financial statements. In conducting our substantial broker-dealer operations, we incur interest income and expense. As a result, we believe the adoption of a strict “net interest income” presentation, more typical of a financial holding company whose principal operations are banking, would not be most reflective of the nature of our business as a whole and would not be as meaningful a presentation to users of our financial statements as our present format. Therefore, we propose to continue to present our Consolidated Statement of Income in its present format.

In the present format, we present total revenues which include all interest revenues and net revenues, which are total revenues after deducting all interest expenses, both of which are important financial measures that management and users of our financial statements use in evaluating our financial performance. These measures are prior to the provision for loan losses; however, a user of our financial statements can reference our interest income and interest expense footnote which presents a measure of the net interest income after the provision for loan losses.

Note 7 - Bank Loans, net, page 24

12.
We note your disclosure in Footnote 1 in your tabular presentation of the changes in the allowance for loan losses by portfolio segment on page 29 that you recorded additional provisions for loan losses due to the purchase of a Canadian Loan portfolio during the period and that these provisions totaled $3.3 million, $558 thousand and $1.3 million for C&I, CRE construction and CRE loans, respectively. Please tell us and revise your disclosures in future filings to discuss the credit events occurring subsequent to purchase that required an additional provision so soon after acquisition, and discuss how these events relate to the assumptions used to determine the credit component of the fair value adjustment for these loans on the date of purchase.

RJ Bank recorded each purchased loan within the Canadian loan portfolio at the purchase price as negotiated in an arms-length transaction with a third party. These loans were not considered credit impaired at the time of purchase and there was no subsequent credit deterioration, but as described in the September 30, 2011 Form 10-K, RJ Bank utilizes a methodology based on an analysis of credit risk including historical loss rates in determining its allowance for loan losses. The provision reflected in the March 31, 2012 quarterly operating results for these purchased loans relates to RJ Bank's quarterly assessment of inherent risk in this portfolio.

In our June 30, 2012 Form 10-Q, in order to provide further clarity, we revised the Footnote 1 disclosure in our tabular presentation of the changes in the allowance for loan losses by portfolio, to state as follows:

(1)
There were provisions for loan losses recorded during the nine months ended June 30, 2012 of $3.3 million, $558 thousand, and $1.3 million for C&I, CRE construction, and CRE loans, respectively, related to a Canadian loan portfolio RJ Bank purchased during the March, 2012 quarter. These provisions for loan losses resulted from RJ Bank's quarterly assessment of inherent risk in this portfolio.

On behalf of the Company, I acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jeffrey P. Julien

Jeffrey P. Julien
Executive Vice President - Finance, Chief Financial Officer and Treasurer
Raymond James Financial, Inc.